September 14, 2006

Mr. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:         Pliant Corporation
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
File No. 333-40067

Dear Mr. Cash:

Included below are the responses of Pliant Corporation (the “Company”) to the Staff’s comments in their letter dated August 14, 2006. For your convenience, the Staff’s comments have been incorporated verbatim below and the Company’s responses thereto have been set forth immediately after each comment.

Form 10-K for the year ended December 31, 2005

Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters, page 23
Recent Sales of Unregistered Securities

1.               We note your reference to an independent appraisal received by your Board. We remind you that if you incorporate your exchange act filings into a registration statement. You would be required to identify all experts and include their consent or delete any reference to them. Refer to Section 436(b) of Regulation C.

Response:

We acknowledge your comment and will identify all experts with their consent whenever we incorporate their appraisal into a registration statement.

Item 6. Selected Financial Data, page 24

2.               We note your disclosure of Segment Profit. As outlined in our response to Question 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”, we believe this is a non-GAAP measure. We also believe the measure you present does not comply with Item 10(c) of Regulation S-K and should be eliminated from future filings here and in annual and quarterly MD&A.

Response:

We will eliminate the “Segment Profit” line item and corresponding footnote to the Selected Financial Data table provided in Part I, Item 6, in our future Form 10-K filings. We acknowledge that disclosure of this consolidated profit and loss measure, while appropriate for footnote requirements under SFAS 131 as the measure reported to our chief operating decision maker for purposes of making decisions about allocating resources to segments and assessing segment performance, is a non-GAAP financial measure for purposes of Item 10(e) of Regulation S-K as discussed in Question 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (“FAQ”). Furthermore, consistent with Question 19 of FAQ, we will add a cross-reference in our MD&A to the SFAS 131 required information in the footnotes to the company’s consolidated financial statements, so as to be in full compliance with Item 10(e) of Regulation S-K.

Item 7. MD&A
Critical Accounting Policies, page 30

3.               Your disclosures under critical accounting policies are intended to provide an analysis and discussion of the significant estimates and assumptions you used to determine critical accounting estimates and, to the extent applicable, the potential impact of different estimates and assumptions. Please revise your disclosures in future filings to provide a more comprehensive discussion and analysis of your significant estimates and assumptions. For example, we believe your disclosures related to goodwill and other intangible assets should be revised to disclose and discuss each significant assumption you used to determine that they were not impaired and address and quantify the potential impact of different assumptions. We also believe your disclosures related to retirement plans should be revised to disclose and discuss each significant assumption you used to determine your obligations and expenses and address and quantify the potential impact of different assumptions.

Response:

We will provide in future filings a more comprehensive discussion and analysis of our significant estimates and assumptions, including each significant assumption used to determine whether goodwill and other intangible assets are impaired and each significant assumption used to determine our obligations and expenses related to retirement plans, and address and quantify the potential impact of different assumptions on these obligations and related retirement expenses.

Contractual Obligations, page 47

4.               Revise your tabular presentation in future filings to include all contractual obligations that can or will require cash. In this regard, we believe your table should be revised to include fixed interest payments related to long-term debt, an estimate of variable interest payments related to long-term debt, redeemable securities at their redemption amounts, unfunded pensions obligations and any other long-term liabilities.

Response:

We will revise our tabular presentation in future filings to include all contractual obligations that can or will require cash, including fixed interest payments related to long-term debt, an estimate of variable interest payments related to long-term debt, redeemable securities at their redemption amounts, unfunded pension obligations and any other long-term liabilities requiring cash settlement.

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm page F-2

5.               Request that your auditors revise their report in future filings to include a conformed signature as required by Rule 2-02(a) of Regulations S-X.

Response:

The auditor’s conformed signature as required by Rule 2-02(a) of Regulations S-X was inadvertently changed by the printer. We have a signed copy of the auditor’s report in our files and will ensure future filings include the conformed signature.

Note 1 — Summary of Significant Accounting Policies, Revenue Recognition, page F-7

6.               We note your accounting policy and your disclosure that the criteria you identified generally occur at the time of shipment. Tell us, and revise your policy in future filings to clarify, when you recognize revenue other than upon shipment and demonstrate to us why that policy is appropriate.

Response:

Pliant recognizes revenue prior to shipment under contractual bill and hold agreements with customers in our Specialty Products Group prepared in accordance with the requirements under SAB 101/104. Pliant evaluates each of these billings for strict compliance with SAB 101. Total revenues recognized as of December 31, 2005, for which material was still on hand, was approximately $ 2.1 million and therefore not material for specific disclosure in the notes to the financial statements.

Note 9 — Income Taxes, page F-23

7.               We note your disclosures here and in critical accounting policies related to not recording tax benefits because their realization is not certain. We assume that deferred taxes assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized as required by paragraph 17(e) of SFAS 109. Please confirm that such an assessment would not change the valuation allowances you recorded at balance sheet date and revise your disclosures in future filings to clarify your policy and your compliance with SFAS 109.

Response:

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood or more than 50 percent) that some portion or all of the deferred tax assets will not be realized as required by paragraph 17(e) of SFAS 109. Such an assessment would not change the valuation allowances recorded as of December 31, 2004 and 2005. We will revise our disclosures in future filings to clarify our policy and our compliance with SFAS 109.

Note 14 — Operating Segments, page F-34

8.               We note that you presented four reportable segments at year end and subsequently presented three reportable segments in the current interim period. To help us better understand your current segment presentation, please provide us with a detailed explanation of how you determine your operating segments under SFAS 131, including if you aggregate operating segments. If applicable, demonstrate to us that for any operating segments you aggregate you comply with the provisions of SFAS 131 and EITF 04-10, including similar economic characteristics. In addition, please provide us copies of the internal reports used by your CODM before and after the change in your reportable segments.

Response:

We define our operating segments on a basis consistent with SFAS 131 whereby each is a component of our company that engages in business activities that generate revenues and incurs expenses, has its operating results reviewed on a regular basis by Mr. Harold Bevis, Pliant’s President and CEO and our chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Our three operating segments Industrial Films, Engineered Films and Specialty Products Group are the only operating segments that meet the criteria of paragraph 10 of SFAS 131. Each has a general manager or president who is directly accountable to and maintains regular contact with our CODM to discuss operating activities, financial results, forecasts and plans for the segment. Furthermore, these are the only operating and reporting segments Pliant utilizes for allocating resources and performance review, even though our CODM may receive information from levels below the operating segment level as this sub-level information does not include full profit and loss data and is not used to assess performance and/or allocate resources. Finally, Pliant does not combine operating segments under paragraph 18 of SFAS 131.

All of our operating plants manufacture using blown or cast extrusion processes. In each process, thermoplastic resin pellets are combined with other resins, plasticizers or modifiers in a controlled high temperature, pressurized process to create films with specific performance characteristics. Blown film is produced by extruding molten resin through a circular die and chilled air ring to form a bubble. In the cast film process, molten resin is extruded through a horizontal die onto a chilled roll, where the film is quickly cooled. These two basic film manufacturing processes produce films with unique performance characteristics. Cast films are generally clearer, softer and more uniform in thickness. Blown films offer enhanced physical properties, such as increased tear and puncture resistance and better barrier protection. We also produce a significant amount of printed films and bags using flexographic and rotogravure printing equipment.

Individual manufacturing capabilities vary by plant, however, each plant has a core group of products produced and primary customer markets served. Thus, our plants are aggregated on a combined basis into our three operating segments based on the core group of products produced and primary markets served. (Note: See Item 2 Properties in our annual report on Form 10-K for further details.) Our Industrial Films segment manufactures stretch films used to bundle, unitize and protect palletized loads during shipping and storage and PVC films used by supermarkets, delicatessens and restaurants to wrap meat, cheese and produce. Customers in this segment include national distributors and end users. Our Engineered Films segment manufactures more complicated films that must meet stringent performance specifications established by an end-user converter, including gauge control, clarity, sealability and width accuracy. Engineered Films are sold to converters of flexible packaging for their product sealant, barrier and other properties who laminate them to foil, paper and other film, print them and/or ultimately fabricate them into the flexible packaging, such as fresh-cut produce packages, toothpaste tubes and stand-up pouches. Our Specialty Products Group produces personal care, medical and agricultural films as well as printed roll stock, bags and sheets used to package food and customer goods.

In addition, our sales force differs by segment with the majority of our Engineered and Specialty Products Group products being sold by our own direct sales force, who are supported by a dedicated team of customer service and technical specialists while the majority of our Industrial Films segment products are sold through distributors and directly to large, national accounts.

We will supplementally provide to the staff copies of internal reports used by our CODM before and after the change in our reportable segments.

Note 20. Other Income (Expense)

9.               Please explain to us how you determined that your Alliant business was not required to be recorded as a discontinued operation.

Response:

Alliant’s net sales in 2005 and 2004 were $0.7 million and $2.7 million, respectively, which were insignificant to Pliant’s consolidated net sales.

During 2005, Pliant sold select assets, including our intellectual properties, inventories and receivables, and certain equipment, of our Alliant business which developed, manufactured and sold slider clips, zippers and other fastener components that cause the sealing of resealable flexible packaging materials. This business represented one of many product lines within the cash flow generating product lines contained within our Specialty Products Group segment. It did not represent a group that on its own would have been a component of an entity under paragraph 41 of SFAS 144, and did not meet the criteria for reporting as a discontinued operation pursuant to paragraph 42 of SFAS 144.

Item 9A. Controls and Procedures, page 48

10.         We note the following disclosure regarding your evaluation of your disclosure controls and procedures: “based on [your] evaluation, [your] principal executive officer and principal financial officer concluded that [your] disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be disclosed in [your] periodic reports.” Please confirm, and revise future annual and quarterly filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, may state that your disclosure controls and procedures are effective without defining them. In addition, in light of your disclosures related to reasonable assurance, request that your officers revise their conclusions in future filings to clarify that your disclosure controls and procedures are effective at a reasonable assurance level.

Response:

We confirm that our officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act was accumulated and communicated to management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We will revise our disclosure and conclusions in future filings accordingly. We also will clarify in future filings that our disclosure controls and procedures are effective at a reasonable assurance level.

Form 10-Q for the period ended March 31, 2006

Note 14 — Condensed Consolidating Financial Statements, page 20

11.         Revise future filings to clarify that the guarantor subsidiaries are “100% owned” as noted in your annual financial statements and required by Rule 3-10 of Regulation S-X.

Response:

We will revise future filings to clarify that the guarantor subsidiaries are “100% owned” as noted in our annual financial statements and required by Rule 3-10 of Regulation S-X.

Results of Operations, page 30

12.         Revise future filings to adequately identify “reorganization costs” and don’t combine them with restructuring costs or present subtotals excluding restructuring costs. Refer to SOP 90-7.

Response:

We will revise future filings to separately disclose reorganization costs and restructuring costs in the Results of Operation table and in our accompanying MD&A narrative and eliminate the disclosure of the subtotal entitled “Operating income excluding restructuring and other costs” set forth in the Results of Operations table.

* * * *

The Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•                  Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at
847-407-5117.

Sincerely,

/s/ JOSEPH J. KWEDERIS

Joseph J. Kwederis
Senior Vice President and
Chief Financial Officer